UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on RefTOP Refining Program

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Rio de Janeiro, May 24 , 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 09/18/2020, informs that it is launching the RefTOP - World Class Refining program with the objective of being among the best oil refining companies in the world. RefTOP consists of a set of initiatives that seek to implement improvements to increase the efficiency and operational performance of the refineries that are not in the divestment portfolio - Presidente Bernardes Refinery (RPBC), Duque de Caxias Refinery (REDUC), Capuava Refinery (RECAP), Paulinia Refinery (REPLAN), and Henrique Lage Refinery (REVAP) - and to position Petrobras more competitively in the opening of the oil refining market in the country. The company evaluated world benchmarks of the main refining indicators to define the program's objectives.

RefTOP foresees initiatives to increase the refineries' energy performance, making better use of inputs such as natural gas, electricity, and steam in their own operations.

The program will promote the intensive use of digital technologies, automation and robotization in Petrobras' refineries. One of the examples of digital technologies that are already being adopted by the company and that will be expanded with RefTOP are the Digital Twins - digital representations of the operational facilities - for real-time monitoring, failure reduction, and easier decision-making. Another important driver of the program is the increase in the production of high value-added oil products, such as diesel and propylene - raw material for the petrochemical industry for the production of packaging and automotive parts, for example. The company will leverage the processing of pre-salt oils, which have low sulfur content, bringing competitive advantages and opportunities to increase the refining margin, favoring the production of S-10 diesel and bunker.

The investments in RefTOP until 2025 are approximately US$ 300 million and are included in the US$ 3.7 billion of investments foreseen for refining in the Strategic Plan 2021-25.

RefTOP, together with the Gas + Program and BioRefining 2030, will prepare the company's refining and natural gas activities for an open and competitive market, in transition to a low-carbon economy, as envisioned in the Strategic Plan 2021-25.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer